

October 26, 2012

Via E-mail

Mr. Alex Zuoli Xu
Chief Financial Officer
Qihoo 360 Technology Co. Ltd.
Block 1, Area D, Huitong Times Plaza
No. 71 Jianguo Road, Chaoyang District
Beijing 100025, People's Republic of China

> **Re:** **Qihoo 360 Technology Co. Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2011**
> **Filed April 19, 2012**
> **File No. 001-35109**

Dear Mr. Xu:

We have reviewed your letter dated October 1, 2012, in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 17, 2012.

Overview of Financial Results

Revenues

Online Advertising, page 48

1. We note your response to prior comment 1. We further note that your revenues from online advertising increased by $84.2 million, or 216.9%, from $38.8 million in 2010 to $123.0 million in 2011. In light of this significant increase, we continue to believe that quantifying the number of paid clicks and average cost per click would provide important quantitative factors to the users of your financial statements. The online advertising

revenue might be segregated between those that are under a fixed fee model from those that are based on a cost for performance model. Any volatility in the metrics can be addressed by discussion and analysis. In addition, your disclosures should incorporate some of the information provided in your response that would be relevant to an investors understanding of your results of operation. See Item 303(a) Instruction 2 of Regulation S-K.

Internet Value-added Services, page 48

2. We have reviewed your response to prior comment 2. Indicate whether you earn revenue from web game users other than the amounts earned from playing the online games. If not, explain why the paying user data would not be relevant to an investor. Indicate whether the games have a short life and are different every year. In addition, tell us whether all your games generally contribute equally to internet value added services. That is, tell us what consideration was given to disclosing the top revenue-generating web games that are a substantial majority of your revenue.

Results of Operations

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues, page 60

3. We note your response to prior comment 5 and note that you cite your disclosure on page 46. It is unclear how this disclosure quantifies the underlying factors causing the increase in your online advertising and internet value-added services. For example, this disclosure does not indicate whether these users of your products include all of your products, including those that you offer for free, or clarify which products these users use. It seems that the number of users is only part of the driver of your increase in revenue. That is, some of your user may not generate any revenue whereas paid-clicks would be a factor underlying revenue growth. Your disclosures should clearly indicate and quantify the underlying factors separately for each major revenue stream; i.e., online advertising and internet value-added services. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Mr. Alex Zuoli Xu
Qihoo 360 Technology Co. Ltd.
October 26, 2012
Page 3

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief